SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission file number: 001-35223

_______________________

BioLineRx Ltd.
(Translation of registrant’s name into English)

_______________________

2 HaMa’ayan Street
Modi’in 7177871, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

On December 16, 2020, management of the registrant will hold a KOL webinar at 8:00 a.m. ET to discuss the results of the COMBAT/KEYNOTE-202 clinical study. A copy of the presentation being used in connection with this webinar is furnished herewith as Exhibit 1 to this Report on Form 6-K.

In addition, on December 16, 2020 the registrant issued the press release which is filed as Exhibit 2 to this Report on Form 6-K.

The first, second, and third  paragraphs, the table containing the data summary and the paragraph following immediately thereafter in the press release attached to this Form 6-K are hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: December 16, 2020